reports.shell.com	Shell Annual Report and Form 20-F 2012	E1
Exhibits

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ MILLION

	2012	2011	2010	2009	2008
Pre-tax income from continuing operations before income from equity investees	41,341	46,923	29,391	16,044	43,374
Total fixed charges	1,712	1,608	1,684	1,669	2,009
Distributed income from equity investees	10,573	9,681	6,519	4,903	9,325
Less: interest capitalised	567	674	969	1,088	870
Total earnings	53,059	57,538	36,625	21,528	53,838
Interest expensed and capitalised	1,461	1,209	1,218	902	1,371
Interest within rental expense	251	399	466	767	638
Total fixed charges	1,712	1,608	1,684	1,669	2,009
Ratio of earnings to fixed charges	30.99	35.78	21.75	12.90	26.80